September 7, 2017
Via Edgar and Overnight Courier
Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:	Vicon Industries, Inc. (“Vicon” or the “Company”)
Registration Statement on Form S-1
Filed August 7, 2017
File No. 333-219767

Dear Mr. Spirgel:
The Company is in receipt of the comment letter dated August 15, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in respect of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection therewith, the Company has filed via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which incorporates the changes made in response to the Comment Letter, as well as certain other updated information.
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we are sending via overnight courier a “redlined” copy of the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement.
The Rights Offering, page 6

1.
Please clarify that the Backstop Commitment is contingent upon the consummation of the rights offering (Section 1.2 of the Investment Agreement). Please also clarify whether the rights offering is contingent upon the consummation of the Backstop Commitment. If the rights offering may proceed even if the Investment Agreement, including the Backstop Commitment, is terminated, you should include a risk factor highlighting this possible loss of additional funding for investors in the rights offering.

Response: In response to the Staff comment, the Company has revised the disclosure on the cover page of the prospectus and pages 3, 8, 10, 15 and 24 to clarify that the funding of the Backstop Commitment is contingent on the consummation of the rights offering. Further, the disclosure was revised on pages 8 and 10 to clarify that the closing of the rights offering is not contingent on the consummation of the Backstop

Commitment. The risk factor on page 10 was amended and expanded to clarify that the rights offering may proceed without the Backstop Commitment and that the Company may not have sufficient funds available to conduct its business in such event.
Material U.S. Federal Income Tax Consequences, page 30

2.
Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction “are material to an investor and a representation as to tax consequences is set forth in the filing.” Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has filed an opinion of tax counsel as an exhibit to the Amended Registration Statement and made corresponding changes in the Amended Registration Statement.

3.
Your disclosure states that the distribution of the rights “should be” a non-taxable stock dividend. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Also, please provide risk factor disclosure setting forth the risks of this uncertainty in the tax treatment. We refer you to Section III.C.4 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has filed an opinion of tax counsel as an exhibit to the Amended Registration Statement, which among other things, explains why it cannot give a “will” opinion and has described the degree of uncertainty. We respectfully draw the Staff’s attention to the risk factor captioned “The receipt of subscription rights may be treat as a taxable distribution to you” on page 17 with respect to the uncertainty of the tax treatment relating to the offering. Such risk factor was revised in the Amended Registration Statement to refer to the tax opinion.
We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (631) 952-2288.

Sincerely,
/s/ John M. Badke

John M. Badke
Chief Executive Officer

cc:    Fox Rothschild LLP
Enclosure